TRANSGLOBE ENERGY CORPORATION ANNOUNCES
THIRD QUARTER 2009 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 5, 2009 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and nine-month periods ended September 30, 2009. All dollar values are expressed in United States dollars unless otherwise stated. The conversion to barrels of oil equivalent (“Boe”) of natural gas to oil is made on the basis of six thousand cubic feet of natural gas being equivalent to one barrel (“Bbl”) of crude oil. With the sale of TransGlobe’s Canadian assets having closed on April 30, 2008, the results from the Canadian segment of operations are being presented as “discontinued operations” in this document.

HIGHLIGHTS

  Production of 8,864 barrels of oil per day (“Bopd”), a 28% increase over third-quarter 2008 production;

  Positive funds flow from operations of $12.6 million or $0.19/share;

  Net loss of $1.6 million or $0.02/share, a significant improvement over the second quarter of 2009;

  Strong balance sheet maintained with a low debt-to-funds-flow ratio of 1:1.3; and

  Capital expenditures of $10.6 million covered entirely by funds flow from operations.

Corporate Summary

For the third quarter of 2009, TransGlobe recorded funds flows from operations of $12.6 million. Oil prices increased by 18% during the reporting period, averaging $57.41 per barrel (“Bbl”) compared with $48.62/Bbl in the second quarter, and continued to strengthen during October. Production decreased by 8% during the third quarter, primarily due to pump equipment failures in the West Gharib fields during July and August. West Gharib production was restored in late August, increasing the Company’s total production to an average of 9,362 Bopd in September and 9,186 Bopd in October. The higher production levels, combined with healthy oil prices, are anticipated to improve funds flows for the remainder of the year.

The net loss in the quarter amounted to $0.02 per share vs. $0.07 per share in the second quarter of 2009 as oil prices improved during the reporting period.

The Company continues to fully fund its capital expenditures from funds flow and remains on track to meet 2009 production guidance of between 8,800 and 9,200 Bopd. TransGlobe has revised its oil price assumptions for the fourth quarter from $60.00/Bbl to $65.00/Bbl. This change results in funds flow for the full year expected to reach $47.0 million as compared to earlier guidance set at $43.0 million.

With a strong balance sheet and low debt levels, TransGlobe is well positioned to pursue new growth opportunities.

A conference call to discuss TransGlobe’s third quarter results presented in this report will be held on Thursday, November 5, 2009 at 2:30 PM Mountain Time (4:30 PM Eastern Time) and is accessible to all interested parties by dialing 1-416-340-2216 or toll-free 1-866-226-1792 (see also TransGlobe’s news release dated October 29, 2009). Online, the webcast may be accessed at http://events.digitalmedia.telus.com/transglobe/110509/index.php.

FINANCIAL AND OPERATING RESULTS

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended September 30			Nine Months Ended September 30
Financial	2009	2008	% Change	2009	2008	% Change
Oil and gas revenue	46,818	66,707	(30)	117,754	204,410	(42)
Oil and gas revenue, net of royalties
and other	28,495	36,577	(22)	74,017	114,121	(35)
Derivative gain (loss) on commodity
contracts	152	14,890	(99)	(3,529)	(9,455)	(63)
Operating expense	6,971	5,088	37	17,378	15,778	10
General and administrative expense	2,636	2,066	28	7,505	7,203	4
Depletion, depreciation and
accretion expense	14,192	8,962	58	40,624	28,811	41
Income taxes	6,161	9,751	(37)	14,966	28,475	(47)
Funds flow from operations*	12,603	16,775	(25)	35,361	53,133	(33)
Basic per share	0.19	0.28		0.55	0.89
Diluted per share	0.19	0.27		0.55	0.88
Net (loss) income	(1,618)	24,790	(107)	(10,933)	23,883	(146)
Basic per share	(0.02)	0.41		(0.17)	0.39
Diluted per share	(0.02)	0.41		(0.17)	0.39
Capital expenditures	10,599	18,755	(43)	28,005	30,547	(8)
Acquisitions	-	17,552	(100)	-	62,011	(100)
Long-term debt, including current
portion	52,686	57,127	(8)	52,686	57,127	(8)
Common shares outstanding
Basic (weighted average)	65,328	59,784	9	64,135	59,757	7
Diluted (weighted average)	65,328	60,771	7	64,135	60,624	6
Total assets	228,964	234,501	(2)	228,964	234,501	(2)

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Operating
Average production volumes
(Boepd) (6:1)	8,864	6,935	28	9,090	7,493	21
Oil and liquids (Bopd)	8,864	6,935	28	9,090	7,001	30
Average price ($ per Bbl)	57.41	104.55	(45)	47.45	102.79	(54)
Gas (Mcfpd)	-	-		-	2,955	(100)
Average price ($ per Mcf)	-	-		-	8.78	(100)
Operating expense ($ per Boe)	8.55	7.97	7	7.00	7.68	(9)

Financial from Continuing Operations (excludes Canadian Operations)
Oil revenue	46,818	66,707	(30)	117,754	193,387	(39)
Oil and gas revenue, net of royalties
and other	28,495	36,577	(22)	74,017	105,466	(30)
Operating expense	6,971	5,088	37	17,378	13,476	29
Depletion and depreciation expense	14,192	8,962	58	40,624	26,133	55
Funds flow from continuing
operations*	12,603	16,775	(25)	35,361	46,780	(24)
Basic per share	0.19	0.28		0.55	0.78
Diluted per share	0.19	0.27		0.55	0.77
Net (loss) income from continuing
operations	(1,618)	24,787	(107)	(10,933)	15,691	(170)
Basic per share	(0.02)	0.41		(0.17)	0.26
Diluted per share	(0.02)	0.41		(0.17)	0.26
Capital expenditures	10,599	18,755	(43)	28,005	29,933	(6)

*	Funds flow from continuing operations is a non-GAAP measure that represents cash generated from continuing operating activities before changes in non-cash working capital.

Operating from Continuing Operations (excludes Canadian Operations)
Average production volumes (Bopd)	8,864	6,935	28	9,090	6,847	33
Oil and liquids (Bopd)	8,864	6,935	28	9,090	6,847	33
Average price ($ per Bbl)	57.41	104.55	(45)	47.45	103.08	(54)
Operating expense ($ per Bbl)	8.55	7.97	7	7.00	7.18	(3)

2	Q3 2009

FINANCIAL AND OPERATING RESULTS

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration

Three wells were drilled during the third quarter, resulting in an oil well at Hana West #7, a potential oil well at East Hoshia #4 and a dry exploration well at El Hoda #1 which will be converted to a water source well. Subsequent to the quarter, an exploration well at Abu Ghaylun #2 was plugged back and cased as a water source well.

The East Hoshia #4 well, which was drilled in June/July 2009, encountered good oil shows in the Thebes formation during drilling and was completed as a potential Thebes oil well in August. The East Hoshia #4 has exhibited very little inflow capability due to insufficient productive fractures in the vertical wellbore.

The Hana West #7 was drilled and cased as a dual zone oil well in August. The well encountered a thin sand in the Lower Rudeis B formation (which tested 450 Bopd in the Hana West discovery well, Hana #18) and the Asl B formation. The well was initially completed in the Lower Rudeis B and has produced approximately 15-20 Bopd of clean oil since mid-September.

The El Hoda #1 (west of the Hoshia field) exploration well was drilled to a total depth of 7,066 feet and subsequently plugged and abandoned. The deeper pre-Miocene targets were wet. The main producing Lower Rudeis sand found in the Hoshia field was faulted out at the El Hoda location. The El Hoda well defined the location of the western bounding fault for the Hoshia field. A follow-up well is planned at Hoshia #8 to develop the western, up-dip portion of the Hoshia field. The El Hoda #1 well will be converted to a water source well for the Hoshia waterflood project.

Subsequent to the Quarter, the Abu Ghaylun #2 exploration well was drilled to a total depth of 4,930 feet and abandoned. Although good shows were encountered, the targeted Rudeis sand was wet. The well will be completed as an additional water source well for the Hoshia waterflood project.

The drilling rig was moved to Arta #12 and is currently drilling a horizontal appraisal well. The Arta field is characterized by a thick oil column, no water production and low productivity oil wells (10 to 20 Bopd per well, with one well producing 60 to 70 Bopd). The Arta #12 horizontal well is targeting an initial productivity of 150 to 250 Bopd. If successful, an additional five to ten horizontal wells could be drilled on the structure. Arta #12 is the first horizontal well to be drilled on the West Gharib Concession. Following Arta #12 horizontal, the drilling rig is scheduled to return to the Hana area to drill Hana West #8 and Hana #20.

The Hana waterflood project was expanded during the quarter with injection commencing at Hana #4 at the southern end of the field. Injection volumes will be ramped up during the current quarter, as the water source injection system is brought on line to supplement the injection of produced water. Work is continuing at Hoshia on the water source supply system to supplement the current injection of produced water.

Production

Production from West Gharib averaged 5,746 Bopd to TransGlobe during the third quarter, down 638 Bopd (10%) from the previous quarter. Approximately 950 Bopd was shut in during July and August due to a number of pump changes, primarily in the Hana West field. Production was restored in late August, resulting in a production rate of 6,386 Bopd for September and 6,267 Bopd for October.

Quarterly West Gharib Production (Bopd)

		2009		2008
	Q-3	Q-2	Q-1	Q-4
Gross production rate	5,747	6,384	5,364	3,405
TransGlobe working interest	5,747	6,384	5,364	3,405
TransGlobe net (after royalties)	3,732	4,132	3,491	2,228
TransGlobe net (after royalties and tax)*	2,918	3,234	2,726	1,742

*	Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the government’s share of production sharing oil.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration

The Company has entered the second exploration extension period, effective July 18, 2009. The second exploration period has a three-year term (expiry date of July 17, 2012) with a commitment to spend $5.0 million and drill two exploration wells. Prior to entering the second extension period, 25% of the original concession area (approximately 1.9 million acres) was relinquished. Effective July 18, 2009, the Nuqra concession area covers approximately 3.7 million acres. The relinquished lands were not considered prospective by the Company.

TransGlobe has identified a prospect that appears similar to the oil discovery announced by a nearby operator at Al Baraka #1 and #2 on the Kom Ombo Concession, located immediately west of the Nuqra Concession. The Company has discussed rig-sharing possibilities with the adjacent operators to facilitate a potential 2010 drilling program.

Q3 2009	3

FINANCIAL AND OPERATING RESULTS

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration

In late September, drilling commenced at Tasour #26. The Tasour #26 infill development well is expected to be completed in November. No additional wells are planned for the balance of 2009.

Production

Production from Block 32 averaged 5,501 Bopd (760 Bopd to TransGlobe) during the quarter, representing an 11% decrease from the previous quarter primarily due to natural declines and to a three day shut-in of production in September to facilitate a small repair to the export pipeline.

Production averaged approximately 5,047 Bopd (697 Bopd to TransGlobe) during October.

Quarterly Block 32 Production (Bopd)

		2009		2008
	Q-3	Q-2	Q-1	Q-4
Gross production rate	5,501	6,188	6,257	5,966
TransGlobe working interest	760	855	864	824
TransGlobe net (after royalties)	467	656	606	477
TransGlobe net (after royalties and tax)*	370	597	523	382

*	Under the terms of the Block 32 PSA, royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (33% working interest)

Operations and Exploration

The Block 72 joint venture partnership entered the second 30-month exploration period in January which carries a commitment of one exploration well. Under the terms of the Block 72 Production Sharing Agreement (“PSA”), there was no acreage relinquishment at the end of the first exploration period.

Block 84, Republic of Yemen (33% working interest)

Operations and Exploration

The PSA for Block 84 is awaiting final resolution.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration

The operator is planning a potential development drilling program for Block S-1 to commence in 2010. It is expected that up to seven horizontal development wells could be drilled in the An Nagyah field and one horizontal appraisal well in the Osaylan field.

The operator of the Block S-1 joint venture group has continued discussions with the Ministry of Oil and Minerals regarding a potential development project to produce and sell known deposits of gas from the An Naeem discovery on Block S-1.

Production

Production from Block S-1 averaged 9,428 Bopd (2,357 Bopd to TransGlobe) during the third quarter, representing a decrease of 1% from the prior quarter due to natural declines.

Production averaged approximately 8,888 Bopd (2,222 Bopd to TransGlobe) during October.

Quarterly Block S-1 Production (Bopd)

		2009		2008
	Q-3	Q-2	Q-1	Q-4
Gross field production rate	9,428	9,520	10,240	10,656
TransGlobe working interest	2,357	2,380	2,560	2,664
TransGlobe net (after royalties)	1,238	1,230	1,777	1,541
TransGlobe net (after royalties and tax)*	961	901	1,603	1,236

*	Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The Block 75 3-D seismic acquisition program was completed in August and is being processed. The processed data will be available for interpretation and mapping by year-end. Exploration drilling could occur in 2010 as part of the Block S-1 development drilling program.

4	Q3 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 3, 2009

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three and nine months ended September 30, 2009 and 2008 and the audited financial statements and MD&A for the year ended December 31, 2008 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, other than as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

Funds Flow from Operations

This document contains the term “funds flow from operations” and “funds flow from continuing operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations and funds flow from continuing operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations and Funds Flow from Continuing Operations

	Three Months Ended		Nine Months Ended
	September 30		September 30
($000s)	2009	2008	2009	2008
Cash flow from operating activities	1,264	20,652	24,205	46,541
Changes in non-cash working capital from
continuing operations	11,466	(3,708)	11,348	6,700
Changes in non-cash working capital from
discontinued operations	(127)	(169)	(192)	(108)
Funds flow from operations	12,603	16,775	35,361	53,133
Less: Funds flow from discontinued operations	-	-	-	6,353

Funds flow from continuing operations	12,603	16,775	35,361	46,780

Debt-to-funds flow ratio

Debt-to-funds flow is a non-GAAP measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

Netback

Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

Q3 2009	5

MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded oil exploration and production company whose continuing activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as a 100% oil, Middle East/North Africa growth company.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2009			2008				2007
($000s, except per share, price
and volume amounts)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4
Total Operations
Average sales volumes (Boepd)	8,864	9,619	8,788	6,893	6,935	7,706	7,845	6,837
Average price ($/Boe)	57.41	48.62	35.88	46.18	104.55	110.21	84.63	75.83
Oil and gas sales	46,818	42,557	28,379	29,285	66,707	77,283	60,419	47,699
Oil and gas sales, net of
royalties and other	28,495	26,462	19,060	18,272	36,577	41,629	35,915	29,343

Cash flow from operating
activities	1,264	15,052	7,889	11,252	20,652	9,573	16,316	22,783
Funds flow from operations*	12,603	14,117	8,641	6,134	16,775	18,485	17,873	13,944
Funds flow from operations per
share
- Basic	0.19	0.22	0.14	0.10	0.28	0.31	0.30	0.23
- Diluted	0.19	0.22	0.14	0.10	0.27	0.31	0.30	0.23

Net (loss) income	(1,618)	(4,361)	(4,954)	7,640	24,790	(5,365)	4,458	(719)
Net (loss) income per share
- Basic	(0.02)	(0.07)	(0.08)	0.14	0.41	(0.09)	0.07	(0.02)
- Diluted	(0.02)	(0.07)	(0.08)	0.13	0.41	(0.09)	0.07	(0.02)

Continuing Operations
Average sales volumes (Bopd)	8,864	9,619	8,788	6,893	6,935	7,283	6,322	5,333
Average price ($/Bbl)	57.41	48.62	35.88	45.97	104.55	112.59	90.49	83.14
Oil sales	46,818	42,557	28,379	29,151	66,707	74,616	52,064	40,788
Oil sales, net of royalties and
other	28,495	26,462	19,060	17,765	36,577	39,541	29,348	23,600

Cash flow from continuing
operating activities	1,137	14,774	8,102	11,010	20,483	8,078	11,519	17,011
Funds flow from continuing
operations*	12,603	14,117	8,641	5,579	16,775	16,841	13,164	9,344
Funds flow from continuing
operations per share
- Basic	0.19	0.22	0.14	0.09	0.28	0.28	0.22	0.16
- Diluted	0.19	0.22	0.14	0.09	0.27	0.28	0.22	0.15

Net (loss) income	(1,618)	(4,361)	(4,954)	7,482	24,787	(11,449)	2,353	(2,305)
Net (loss) income per share
- Basic	(0.02)	(0.07)	(0.08)	0.13	0.41	(0.19)	0.04	(0.04)
- Diluted	(0.02)	(0.07)	(0.08)	0.12	0.41	(0.19)	0.04	(0.04)

Total assets	228,964	229,658	238,145	228,238	234,501	205,535	249,401	204,219
Cash and cash equivalents	14,804	23,952	22,041	7,634	8,593	11,673	11,935	12,729
Total long-term debt, including
current portion	52,686	52,551	57,347	57,230	57,127	42,197	95,601	56,685
Debt-to-funds flow ratio**	1.3	1.2	1.1	1.0	0.9	0.7	1.6	1.1

*

Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

**	Debt-to-funds flow ratio is a non-GAAP measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.

During the third quarter of 2009, TransGlobe has:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 1.3 at September 30, 2009 (September 30, 2008 – 0.9);
  Funded capital programs entirely with funds flow from continuing operations;
  Increased production from continuing operations in Q3-2009 by 28% to 8,864 Bopd compared with Q3-2008 production of 6,935 Bopd;
  Hedged 15% of expected gross production in the remaining three months of 2009 at a weighted average floor price of $54.00/Bbl and a weighted average ceiling price of $72.06/Bbl, providing an increased level of certainty to fund capital programs;
  Reported a decrease in funds flow from continuing operations of 25% from Q3-2008 due to a 45% decrease in commodity prices, partially offset by a 28% increase in sales volumes from continuing operations; and
  Reported a net loss from continuing operations in Q3-2009 of $1.6 million (Q3-2008 – $24.8 million net income) mainly due to lower commodity prices in the quarter compared with the prior-year reporting period, higher depletion and depreciation expense in Egypt and lower unrealized derivative gains.
6	Q3 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

2009 VARIANCES

	$000s	$Per Share Diluted	% Variance
Q3-2008 net income	24,790	0.41
Cash items
Volume variance	10,510	0.14	42
Price variance	(30,399)	(0.45)	(123)
Royalties	11,807	0.18	48
Expenses:
Operating	(1,883)	(0.03)	(8)
Realized derivative loss	2,172	0.03	9
Cash general and administrative	(527)	(0.01)	(2)
Current income taxes	3,590	0.05	14
Realized foreign exchange gain	327	0.01	1
Interest on long-term debt	258	-	1
Other income	(27)	-	-
Total cash items variance	(4,172)	(0.08)	(18)
Non-cash items
Unrealized derivative gain	(16,910)	(0.26)	(68)
Depletion and depreciation	(5,230)	(0.09)	(21)
Stock-based compensation	(43)	-	-
Amortization of deferred financing costs	(50)	-	-
Non-cash income from discontinued operations	(3)	-	-
Total non-cash items variance	(22,236)	(0.35)	(89)

Q3-2009 net loss	(1,618)	(0.02)	(107)

The net income (loss) was changed by $26.4 million in Q3-2009 compared with Q3-2008 due in part to a significant decrease in the unrealized derivative gain on commodity contracts, lower commodity prices and increased depletion and depreciation expense. This was offset by increases in production volumes, lower royalties and taxes, as well as a decreased realized derivative loss.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2009			2008
	Q-3	Q-2	Q-1	Q-4	Q-3

Dated Brent average oil price ($/Bbl)	68.27	58.79	44.40	54.91	114.78
U.S./Canadian Dollar average exchange rate	1.098	1.167	1.245	1.213	1.042

The price of Dated Brent oil averaged $68.27/Bbl in Q3-2009, a decrease of 41% from the Q3-2008 price of $114.78/Bbl. Financial market instability and a worldwide recession resulted in a steep decline in the price of Dated Brent oil in Q4-2008, with lower price levels continuing into 2009. Oil prices partially recovered in Q3-2009 and the average price of Dated Brent oil in October 2009 was $72.76/Bbl.

The global financial crisis that commenced in 2008 has reduced liquidity in financial markets, restricted access to capital and caused significant volatility in commodity prices. These issues are expected to continue to impact the economy for the remainder of 2009 and into 2010, as the economy moves toward a recovery. TransGlobe’s management believes the Company is well positioned to weather the world-wide economic crisis because of its manageable debt levels, positive cash generation from operations, and the availability of cash and cash equivalents.

The Company designed its 2009 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed. To enhance the Company’s liquidity and to fund capital projects in Egypt, the Company raised $16.3 million in gross proceeds by issuing 5,798,000 common shares in February 2009.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Corporate Acquisition

On February 5, 2008, the Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. This acquisition was funded by bank debt and cash on hand. GHP holds a 30% working interest in the West Gharib Concession area in the Egypt. With the acquisition of GHP, the Company held 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

Q3 2009	7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the remaining 25% financial interest in the eight non-Hana development leases in the West Gharib Concession. The total cost of the acquisition was $18.0 million. In addition, the Company could pay up to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009. Following this acquisition, TransGlobe now holds 100% working interest in the West Gharib Concession in Egypt.

Discontinued Operations

TransGlobe sold the Canadian segment of its operations on April 30, 2008 to allow the Company to focus on the development of its Middle East/North Africa assets. The sale price of the Canadian assets was C$56.7 million, subject to normal closing adjustments. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating Results From Discontinued Operations”.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other

			Three Months Ended		Nine Months Ended
			September 30		September 30
			2009	2008*	2009	2008*
Egypt	- Oil sales	Bopd	5,747	3,096	5,833	2,960
Yemen	- Oil sales	Bopd	3,117	3,839	3,257	3,887
Total continuing operations
	- Daily sales volumes	Bopd	8,864	6,935	9,090	6,847
Canada	- Oil and liquids sales**	Bopd	-	-	-	154
	- Gas sales**	Mcfpd	-	-	-	2,955
Canada		Boepd	-	-	-	646

Total Company - daily sales volumes		Boepd	8,864	6,935	9,090	7,493

*

Egypt includes the operating results of GHP for the period February 5, 2008 to September 30, 2008 and the property acquisition for the period from August 18, 2008 to September 30, 2008. During those periods, production averaged 1,044 Bopd and 382 Bopd, respectively, for a year-to- date average of 910 Bopd and 61 Bopd, respectively.

**	Canada includes the operating results for the period January 1, 2008 to April 30, 2008. During that period, production averaged 1,463 Boepd.

Netback from Continuing Operations

Consolidated	Nine Months Ended September 30
		2009	2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	117,754	47.45	193,387	103.08
Royalties and other	43,737	17.62	87,921	46.86
Current taxes	14,966	6.03	28,557	15.22
Operating expenses	17,378	7.00	13,476	7.18

Netback	41,673	16.80	63,433	33.82

Consolidated	Three Months Ended September 30
		2009	2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	46,818	57.41	66,707	104.55
Royalties and other	18,323	22.47	30,130	47.22
Current taxes	6,161	7.56	9,751	15.28
Operating expenses	6,971	8.55	5,088	7.97

Netback	15,363	18.83	21,738	34.08

Egypt

	Nine Months Ended September 30
		2009	2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	68,265	42.87	74,886	92.33
Royalties and other	23,969	15.05	31,300	38.59
Current taxes	9,658	6.07	12,929	15.94
Operating expenses	9,695	6.09	3,951	4.87

Netback	24,943	15.66	26,706	32.93

8	Q3 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended September 30
		2009	2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	27,339	51.71	26,275	92.25
Royalties and other	9,584	18.13	10,386	36.46
Current taxes	3,874	7.33	4,290	15.06
Operating expenses	4,241	8.02	1,914	6.72

Netback	9,640	18.23	9,685	34.01

The netback per Bbl in Egypt decreased 46% and 52% in the three and nine months ended September 30, 2009, respectively, compared with the same periods of 2008, mainly as a result of oil prices decreasing by 44% and 54%, respectively. The oil price decreases were partially offset by lower royalty and tax rates and a 86% and 97% increase in sales volumes for the three and nine months ended September 30, 2009, respectively, compared with the same periods of 2008. The average selling price during the three months ended September 30, 2009 was $51.71/Bbl, which represents a gravity/quality adjustment of approximately $16.56/Bbl to an average Dated Brent oil price for the period of $68.27/Bbl.

  Royalties and taxes as a percentage of revenue decreased to 49% in the three and nine months ended September 30, 2009, compared with 56% and 59%, respectively, in the same periods of 2008. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take.
  Operating expenses for the three months ended September 30, 2009 increased 19% to $8.02/Bbl (2008 - $6.72/Bbl) while operating expenses for the nine months ended September 30, 2009 increased 25% to $6.09/Bbl (2008 - $4.87/Bbl), reflecting a higher number of workovers on the West Gharib PSC and increased staffing levels over the same period in 2008.

Yemen

	Nine Months Ended September 30
		2009	2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	49,489	55.66	118,501	111.26
Royalties and other	19,768	22.23	56,621	53.16
Current taxes	5,308	5.97	15,628	14.67
Operating expenses	7,683	8.64	9,525	8.94

Netback	16,730	18.82	36,727	34.49

	Three Months Ended September 30
		2009	2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	19,479	67.92	40,432	114.48
Royalties and other	8,739	30.47	19,744	55.90
Current taxes	2,287	7.97	5,461	15.46
Operating expenses	2,730	9.52	3,174	8.99

Netback	5,723	19.96	12,053	34.13

In Yemen, the netback per Bbl decreased 42% and 45% in the three and nine months ended September 30, 2009, respectively, compared with the same periods of 2008. These decreases are primarily a result of oil prices decreasing by 41% and 50%, respectively, partially offset by lower royalty and tax rates.

  Royalties and taxes as a percentage of revenue decreased to 57% in Q3-2009 compared with 62% in Q3-2008. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.
  Operating expenses on a per Bbl basis for the three months ended September 30, 2009 increased 6% to $9.52/Bbl (2008 - $8.99/Bbl) due to higher office expenses charged by the Block S-1 operator. Operating expenses on a per Bbl basis for the nine months ended September 30, 2009 decreased 3% to $8.64/Bbl (2008 - $8.94/Bbl) due to lower costs on Block 32 associated with the utilization of solution gas to reduce diesel consumption for power generation.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program was expanded significantly in Q3-2007 due to a marked increase in debt levels and again in Q1-2009 and Q2-2009 to protect the cash flows from the added risk of commodity price exposure and in order to comply with the covenants set forth by the Company’s lending institutions.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Q3 2009	9

MANAGEMENT’S DISCUSSION AND ANALYSIS

From a corporate perspective, the weak oil prices in the first nine months of 2009 had a negative impact on the Company’s revenue; however, these prices resulted in $0.2 million of realized gains recorded on the derivative commodity contracts compared with $7.5 million of realized losses in the first nine months of 2008. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $2.8 million asset at December 31, 2008 to a $0.9 million liability at September 30, 2009 due to the strengthening of commodity prices since December 31, 2008, thus resulting in a $3.7 million unrealized loss on future derivative commodity contracts being recorded in the period.

	Three Months Ended		Nine Months Ended
	September 30		September 30
($000s)	2009	2008	2009	2008
Realized cash (loss) gain on commodity contracts*	(477)	(2,649)	191	(7,526)
Unrealized gain (loss) on commodity contracts**	629	17,539	(3,720)	(1,929)

Total derivative gain (loss) on commodity contracts	152	14,890	(3,529)	(9,455)

*	Realized cash gain (loss) represents actual cash settlements or receipts under the respective contracts.

**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q3-2009, the derivative liability will be realized over the next year. However, a 10% decrease in Dated Brent oil prices would result in a $0.03 million decrease in the derivative commodity contract liability, thus decreasing the unrealized loss by the same amount. Conversely, a 10% increase in Dated Brent oil prices would increase the unrealized loss on commodity contracts by $2.1 million. The following commodity contracts are outstanding at September 30, 2009.

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
October 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
October 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
October 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$40.00-$55.00
October 1, 2009-December 31, 2009	10,000 Bbls/month	Financial Floor	$60.00
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
January 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00

The total volumes hedged for the balance of 2009 and the following years are:

	Three months
	2009	2010
Bbls	120,000	168,000
Bopd	1,304	460

At September 30, 2009, all of the derivative commodity contracts were classified as current liabilities.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Nine Months Ended September 30
		2009	2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	8,259	3.33	7,360	3.58
Stock-based compensation	1,493	0.60	1,246	0.61
Capitalized G&A	(2,241)	(0.90)	(1,357)	(0.66)
Overhead recoveries	(6)	-	(46)	(0.02)

G&A (net)	7,505	3.03	7,203	3.51

	Three Months Ended September 30
		2009	2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	2,844	3.49	2,101	3.29
Stock-based compensation	523	0.64	480	0.75
Capitalized G&A	(731)	(0.90)	(515)	(0.81)
Overhead recoveries	-	-	-	-

G&A (net)	2,636	3.23	2,066	3.23

General and administrative expenses increased 28% (no change on a Bbl basis) and 4% (14% decrease on a Bbl basis) in the three and nine months ended September 30, 2009, respectively, compared with the same periods in 2008. On a nine-month basis, the G&A per Bbl is lower mainly as a result of increased production from the West Gharib Concession; however, on a three-month basis, the G&A per Bbl has increased over the first six months due to compliance costs, insurance and increased staffing.

10	Q3 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTEREST ON LONG-TERM DEBT

Interest expense for the three and nine months ended September 30, 2009 decreased to $0.6 million and $1.9 million, respectively (2008 - $0.8 million and $5.1 million, respectively). Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. In the three and nine months ended September 30, 2009, the Company expensed $0.1 million and $0.5 million, respectively, of transaction costs (2008 - $0.1 million and $1.8 million, respectively). The Company had $53.0 million of debt outstanding at September 30, 2009 (September 30, 2008 - $58.0 million). The long-term debt bears interest at the Eurodollar Rate plus three percent.

DEPLETION AND DEPRECIATION (“DD&A”)

	Nine Months Ended September 30
		2009	2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	33,150	20.82	16,444	20.28
Yemen	7,331	8.24	9,394	8.82
Corporate	143	-	295	-

	40,624	16.37	26,133	13.93

	Three Months Ended September 30
		2009	2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,747	22.22	5,523	19.39
Yemen	2,394	8.35	3,221	9.12
Corporate	51	-	218	-

	14,192	17.40	8,962	13.70

In Egypt, DD&A increased to $11.7 million and $33.2 million in the three and nine months ended September 30, 2009, respectively (2008 - $5.5 million and $16.4 million, respectively), due to DD&A charges on new production from the West Gharib PSC in Egypt. The high DD&A costs per Bbl result from the fact that DD&A is depleted on proved reserves, while the purchase price for the Egypt acquisitions was based on proved plus probable reserves. This DD&A rate in Egypt per Bbl will decrease as the probable reserves are converted to proved reserves.

In Yemen, DD&A on a Bbl basis for the three and nine months ended September 30, 2009 decreased 8% and 7%, respectively, over 2008, due to reserve additions on Block S-1 and Block 32 at year-end 2008.

In Egypt, unproven properties of $9.9 million (2008 - $9.9 million) relating to Nuqra ($8.0 million) and West Gharib ($1.9 million) were excluded from the costs subject to depletion and depreciation in the quarter. In Yemen, unproven property costs of $10.6 million (2008 - $6.8 million) relating to Block 72, Block 75 and Block 84 were excluded from the costs subject to depletion and depreciation in the quarter.

CAPITAL EXPENDITURES

	Nine Months Ended
	September 30
($000s)	2009	2008
Egypt	21,491	23,157
Yemen	6,345	6,624
Corporate	169	152
	28,005	29,933
Acquisition	-	62,011

Total	28,005	91,944

In Egypt, total capital expenditures in the first nine months of 2009 were $21.5 million. The Company drilled ten wells, resulting in five oil wells at Hana West, one dry hole at Hana West, one oil well and one potential oil well at East Hoshia and two water source wells.

In Yemen, total capital expenditures in the first nine months of 2009 were $6.3 million. The Company drilled one oil well at the Tasour field on Block 32 and completed a 3-D seismic acquisition program on Block 75.

OUTSTANDING SHARE DATA

As at September 30, 2009, the Company had 65,327,839 common shares issued and outstanding.

In the first quarter of 2009, the Company issued 5,798,000 common shares at C$3.45 per common share for gross proceeds of C$20.0 million (US$16.3 million).

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and will terminate September 6, 2010. During the nine months ended September 30, 2009, the Company did not repurchase any common shares. During the year ended December 31, 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 (US$3.66) per share. The excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings.

Q3 2009	11

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 1.3 times at September 30, 2009. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended September 30, 2009 and 2008:

Sources and Uses of Cash

	Nine Months Ended September 30
($000s)	2009	2008
Cash sourced
Funds flow from continuing operations*	35,361	46,780
Increase in long-term debt	-	55,000
Exercise of options	80	514
Issuance of common shares, net of share issuance costs	15,109	-
	50,550	102,294
Cash used
Capital expenditures	28,005	29,933
Acquisitions	-	62,011
Repayment of long-term debt	5,000	55,000
Bank financing costs	-	1,339
Options surrendered for cash payments	13	256
Repurchase of common shares	-	1,135
Other	-	62
	33,018	149,736
Net cash from continuing operations	17,532	(47,442)
Net cash from discontinued operations	192	53,588
Changes in non-cash working capital	(10,554)	(10,282)
Increase (decrease) in cash and cash equivalents	7,170	(4,136)
Cash and cash equivalents – beginning of period	7,634	12,729

Cash and cash equivalents – end of period	14,804	8,593

*	Funds flow from continuing operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures and long-term debt repayment was provided by funds flow from operations. The Company expects to fund its approved 2009 exploration and development program of $35.2 million ($7.2 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2009 may also be utilized to accelerate existing projects, retire existing debt or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At September 30, 2009, the Company had a working capital deficiency of $14.4 million (December 31, 2008 – working capital of $24.0 million). The working capital deficiency at the end of Q3-2009 is primarily the result of the reclassification of long-term debt as a current liability. Increases to working capital in 2009 are mainly the result of cash and cash equivalents increasing due to the share issuance in Q1-2009 of $16.3 million, before expenses, and increased accounts receivable. Accounts receivable have mainly increased in Egypt, due to a longer collection period on the receivables outstanding from the Egyptian government. These receivables are not considered to be impaired; however, to mitigate this risk, the Company has entered into an insurance program on a portion of the receivable balance.

At September 30, 2009, TransGlobe had a $60.0 million Revolving Credit Agreement of which $53.0 million was drawn. Amounts drawn under the Revolving Credit Agreement are due September 25, 2010. The scheduled review of the Revolving Credit Agreement is currently ongoing. The Company is in discussion on a new bank line and expects to enter into a new facility in the next several months.

($000s)	September 30, 2009	December 31, 2008
Revolving Credit Agreement	53,000	58,000
Unamortized transaction costs	(314)	(770)
	52,686	57,230

Current portion of long-term debt	52,686	-
Long-term debt	-	57,230

12	Q3 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	14,816	14,816	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	53,000	53,000	-	-	-
Office and equipment leases	No	1,371	601	770	-	-
Minimum work commitments[3]	No	11,670	1,400	4,970	5,300	-
Total		80,857	69,817	5,740	5,300	-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at September 30, 2009 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the East Hoshia Development Lease in Egypt, the Company has completed its commitment to drilling three exploration wells and incurred expenses in excess of its $4.0 million production guarantee. Subject to final government approval (pending), the East Hoshia Development Lease is scheduled for a continuation review prior to November 30, 2010, at which time non-productive lands could be relinquished.

Pursuant to the Concession Agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment of two exploration wells in the second exploration extension. The second 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the Production Sharing Agreement (“PSA”) for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.7 million to TransGlobe) during the second exploration period. The second 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.1 million ($1.4 million to TransGlobe) for the signature bonus and a $16.0 million ($5.3 million to TransGlobe) first exploration period work program, consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence if the PSA is finalized and ratified by the government of Yemen.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Q3 2009	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following applies to the Canadian operations only, the sale of which closed April 30, 2008. The Canadian operations and results have been accounted for as discontinued operations.

	Nine Months Ended September 30
	2009		2008
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Net operating results
Oil sales	-	-	2,189	96.36
Gas sales ($ per Mcf)	-	-	7,113	8.78
NGL sales	-	-	1,606	82.73
Other sales	-	-	115	-
	-	-	11,023	62.25
Royalties and other	-	-	2,368	13.37
Operating expenses	-	-	2,302	13.00

Netback	-	-	6,353	35.88

Depletion, depreciation and accretion	-	-	2,678	15.12

Future income taxes	-	-	82	-

Capital expenditures	-		749

During both the third quarter of 2008 and the third quarter of 2009, there were no discontinued operations.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2009

TransGlobe is committed to maintaining its strong financial position to support capital programs and provide shareholders with an enhanced return on investment during the current economic environment. Management has taken action to preserve the Company’s strong balance sheet through reduced capital spending, cost efficiency opportunities and raising $15.1 million (C$18.5 million), after share issue costs, in Q1-2009 through an issuance of common shares.

The 2009 outlook provides information as to management’s expectation for results of operations for 2009. Readers are cautioned that the 2009 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2009 Outlook Highlights

  Production is expected to average between 8,800 and 9,200 Bopd (mid-point: 9,000 Bopd), a 23% increase over the 2008 average production;
  Exploration and development spending is budgeted to be $35.2 million, a 20% decrease from 2008 (allocated 75% to Egypt and 25% to Yemen) funded from funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average Dated Brent oil price assumption for the fourth quarter of 2009 of $65.00/Bbl, funds flow from operations is expected to be $47.0 million for the year, an increase of $4.0 million over Q2-2009 guidance.

2009 Production Outlook

TransGlobe’s production guidance for 2009 is 8,800 to 9,200 Bopd (mid-point: 9,000 Bopd), representing a 20% to 25% increase over the 2008 average production of 7,342 Boepd. Production from the West Gharib fields in Egypt is expected to average approximately 5,600 to 6,000 Bopd during 2009, with the balance of approximately 3,200 Bopd coming from the Yemen properties.

Production Forecast
	2009 Guidance	2008 Actual	% Change*

Barrels of oil equivalent per day	8,800-9,200	7,342	23

*	% growth based on mid-point of outlook.

2009 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and an average Dated Brent oil price of $65.00/Bbl for the final quarter of 2009.

2009 Funds Flow From Operations Outlook
($ million, except % change)	2009 Guidance	2008 Actual	% Change*

Funds flow from operations**	47.0	59.3	(21)

*	% growth based on mid-point of outlook.
**	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

14	Q3 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

While production is forecast to grow by 23% year-over-year, funds flow from operations is expected to decrease by 21%, mainly as a result of lower oil prices. Variations in production and commodity prices during the fourth quarter of 2009 could change this outlook. An increase in the oil price of $5.00/Bbl would increase anticipated funds flow by approximately $1.3 million for the year, whereby a decrease in the oil price of $5.00/Bbl would decrease anticipated funds flow by approximately $1.3 million for the year.

2009 Capital Budget	Nine Months Ended
	September 30, 2009	2009
($ million)	Actual	Annual Budget
Egypt	21.5	26.0
Yemen	6.3	9.0
Corporate	0.2	0.2
Total	28.0	35.2

In the fourth quarter of 2009, in Egypt, the Company will continue to direct its efforts to the Hana West field, the Arta field and waterflood projects at the Hana and Hoshia fields. The Company plans to drill three wells on the West Gharib PSC during the fourth quarter of 2009. In Yemen, the Company has conducted an extensive 3D seismic program on Block 75 and will be analyzing the results in preparation for its anticipated drilling program in 2010. The remaining 2009 capital budget is expected to be funded from funds flow and working capital. In Q3-2009, TransGlobe funded 100% of its capital expenditures through funds flow from operations. The Company has designed its 2009 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard did not have an impact on the Consolidated Financial Statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the Company’s fiscal periods ending on or after January 20, 2009 with retrospective application. The application of this EIC did not have a material effect on the Company’s financial statements.

Financial Instruments

Effective July 1, 2009, the Company prospectively adopted an amendment to CICA 3855, Financial Instruments – Recognition and Measurement, in relation to embedded derivatives. This amendment prohibits the reclassification of a financial asset out of the held-for-trading category when the fair value of the embedded derivative in a combined contract cannot be reasonably measured. The adoption of the amendments to this Standard did not have an impact on the Consolidated Financial Statements.

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

Q3 2009	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

c) Financial Instruments

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards (“IFRS”). The Company will include these additional disclosures in its annual Consolidated Financial Statements for the year ending December 31, 2009.

In August 2009, the CICA issued amendments to CICA 3855, Financial Instruments – Recognition and Measurement, in relation to the impairment of assets. The amendments will be effective for annual financial statements for fiscal years beginning on or after November 1, 2008. The Company will adopt these amendments in its annual Consolidated Financial Statements for the year ending December 31, 2009.

d) International Financial Reporting Standards

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project has been established and a steering committee and project team have been formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been carried out and will continue throughout each phase of the project.

The project team is completing the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS. The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The impact on the Company’s Consolidated Financial Statements cannot reasonably be determined at this time.

In July 2009, the International Accounting Standards Board (“IASB”) approved an exposure draft which allows additional exemptions for entities adopting IFRS for the first time. The Company expects to utilize the deemed cost for oil and gas asset exemption which would allow the Company to allocate their oil and gas asset balance, as determined under full cost accounting, to the IFRS categories of exploration and evaluation assets and development and producing properties. This exemption would relieve the Company from significant adjustments resulting from retrospective adoption of IFRS. The Company will assess the other approved exemptions in this exposure draft for utilization during the assessments on key IFRS transition issues.

The project team is currently presenting preliminary accounting assessments on key IFRS transition issues for the steering committee’s initial review and evaluation. These assessments will need to be further analyzed and evaluated in the implementation phase of the Company’s project. At this time, the impact on the Company’s financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified.

Concurrently, the project team is working on the design, planning and solution development phase. In this phase, the focus is on determining the specific qualitative and quantitative impact the application of IFRS requirement has on the Company. The project team members continue to work with representatives from the various operational areas to develop recommendations including first- time adoption exemptions available upon initial transition to IFRS. The results from the consultations with the various operational areas are used to draft accounting policies. One of the sections in each of the draft accounting policy is the disclosure section which includes the financial statements disclosure as required by IFRS. First-time adoption exemptions were analyzed by the project team and a schedule is being drafted for the steering committee to review and evaluate the exemptions. A detailed implementation plan and timeline is being developed, which also includes the development of a training plan.

In addition, the Company is monitoring the IASB’s active projects and all changes to IFRS prior to January 1, 2011 will be incorporated as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management has designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

16	Q3 2009

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Retained Earnings

(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

REVENUE
Oil sales, net of royalties and other	$28,495	$36,577	$74,017	$105,466
Derivative gain (loss) on commodity contracts (Note 14a)	152	14,890	(3,529)	(9,455)
Other (expense) income	(16)	11	16	145

	28,631	51,478	70,504	96,156

EXPENSES
Operating	6,971	5,088	17,378	13,476
General and administrative	2,636	2,066	7,505	7,203
Foreign exchange (gain) loss	(286)	41	(940)	28
Interest on long-term debt	575	783	1,904	5,068
Depletion and depreciation (Note 4)	14,192	8,962	40,624	26,133

	24,088	16,940	66,471	51,908

Income before income taxes	4,543	34,538	4,033	44,248

Income taxes - current	6,161	9,751	14,966	28,557
NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(1,618)	24,787	(10,933)	15,691
NET INCOME FROM DISCONTINUED OPERATIONS (Note 5)	-	3	-	8,192
NET (LOSS) INCOME	(1,618)	24,790	(10,933)	23,883

Retained earnings, beginning of period	79,115	56,880	88,430	57,787
Repurchase of common shares (Note 8)	-	(756)	-	(756)

RETAINED EARNINGS, END OF PERIOD	$77,497	$80,914	$77,497	$80,914

Net (loss) income from continuing operations per share (Note 12)
Basic	$(0.02)	$0.41	$(0.17)	$0.26
Diluted	(0.02)	0.41	(0.17)	0.26
Net income from discontinued operations per share (Note 12)
Basic	-	-	-	0.13
Diluted	-	-	-	0.13
Net (loss) income per share (Note 12)
Basic	(0.02)	0.41	(0.17)	0.39
Diluted	(0.02)	0.41	(0.17)	0.39

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008
Net (loss) income	$(1,618)	$24,790	$(10,933)	$23,883
Other comprehensive loss:
Foreign currency translation adjustment	-	-	-	(886)

COMPREHENSIVE (LOSS) INCOME	$(1,618)	$24,790	$(10,933)	$22,997

See accompanying notes to the consolidated financial statements.

Q3 2009	17

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Unaudited – Expressed in thousands of U.S. Dollars)

	As at	As at
	September 30, 2009	December 31, 2008

ASSETS
Current
Cash and cash equivalents	$14,804	$7,634
Accounts receivable	37,451	28,701
Derivative commodity contracts (Note 14a)	-	2,336
Prepaid expenses	1,508	822
Assets of discontinued operations (Note 5)	311	764

	54,074	40,257

Derivative commodity contracts (Note 14a)	-	472
Property and equipment (Note 4)	166,710	179,329
Goodwill (Note 6)	8,180	8,180

	$228,964	$228,238

LIABILITIES
Current
Accounts payable and accrued liabilities	$14,734	$15,852
Income taxes payable	79	79
Derivative commodity contracts (Note 14a)	912	-
Current portion of long-term debt (Note 7)	52,686	-
Liabilities of discontinued operations (Note 5)	82	342

	68,493	16,273

Long-term debt (Note 7)	-	57,230

	68,493	73,503

Commitments and contingencies (Note 15)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	65,861	50,532
Contributed surplus (Note 10)	6,233	4,893
Accumulated other comprehensive income (Note 11)	10,880	10,880
Retained earnings	77,497	88,430

	160,471	154,735

	$228,964	$228,238

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Ross G. Clarkson	/s/ Fred J. Dyment
Ross G. Clarkson, Director	Fred J. Dyment, Director

18	Q3 2009

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net (loss) income	$(1,618)	$24,790	$(10,933)	$23,883
Net income from discontinued operations	-	3	-	8,192
Net (loss) income from continuing operations	(1,618)	24,787	(10,933)	15,691
Adjustments for:
Depletion and depreciation	14,192	8,962	40,624	26,133
Amortization of deferred financing charges	135	85	457	1,781
Stock-based compensation (Note 9)	523	480	1,493	1,246
Unrealized derivative (gain) loss on commodity contracts	(629)	(17,539)	3,720	1,929
Changes in non-cash working capital	(11,466)	3,708	(11,348)	(6,700)
Cash provided by continuing operations	1,137	20,483	24,013	40,080
Cash provided by discontinued operations	127	169	192	6,461

	1,264	20,652	24,205	46,541

FINANCING
Increase in long-term debt	-	15,000	-	55,000
Repayments of long-term debt	-	-	(5,000)	(55,000)
Deferred financing costs	-	(155)	-	(1,339)
Options surrendered for cash payments (Note 8)	(13)	-	(13)	(256)
Issue of common shares for cash (Note 8)	-	-	16,392	514
Repurchase of common shares (Note 8)	-	(1,135)	-	(1,135)
Issue costs for common shares (Note 8)	(18)	-	(1,203)	-
Changes in non-cash working capital	4	108	(875)	704

	(27)	13,818	9,301	(1,512)

INVESTING
Exploration and development expenditures	(10,599)	(18,755)	(28,005)	(29,933)
Acquisition	-	(17,552)	-	(62,011)
Changes in non-cash working capital	214	(1,202)	1,669	(4,178)
Cash used by continuing operations	(10,385)	(37,509)	(26,336)	(96,122)
Cash provided by discontinued operations	-	-	-	47,019

	(10,385)	(37,509)	(26,336)	(49,103)

Effect of exchange rate changes on cash and cash equivalents	-	(41)	-	(62)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,148)	(3,080)	7,170	(4,136)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	23,952	11,673	7,634	12,729

CASH AND CASH EQUIVALENTS, END OF PERIOD	$14,804	$8,593	$14,804	$8,593

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$440	$698	$1,447	$3,287
Cash taxes paid	6,161	9,751	14,966	28,557
Cash is comprised of cash on hand and balances with banks	14,804	8,593	14,804	8,593
Cash equivalents	-	-	-	-

See accompanying notes to the consolidated financial statements.

Q3 2009	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2009 and December 31, 2008 and for the periods ended September 30, 2009 and 2008
(Unaudited – Expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”) as at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008, and are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2008, except as outlined in Note 2. These interim financial statements do not contain all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2008. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard did not have an impact on the Consolidated Financial Statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the Company’s fiscal periods ending on or after January 20, 2009 with retrospective application. The application of this EIC did not have a material effect on the Company’s financial statements.

Financial Instruments

Effective July 1, 2009, the Company prospectively adopted an amendment to CICA 3855, Financial Instruments – Recognition and Measurement, in relation to embedded derivatives. This amendment prohibits the reclassification of a financial asset out of the held-for trading category when the fair value of the embedded derivative in a combined contract cannot be reasonably measured. The adoption of the amendments to this Standard did not have an impact on the Consolidated Financial Statements.

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) Financial Instruments

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards (“IFRS”). The Company will include these additional disclosures in its annual Consolidated Financial Statements for the year ending December 31, 2009.

In August 2009, the CICA issued amendments to CICA 3855, Financial Instruments – Recognition and Measurement, in relation to the impairment of assets. The amendments will be effective for annual financial statements for fiscal years beginning on or after November 1, 2008. The Company will adopt these amendments in its annual Consolidated Financial Statements for the year ending December 31, 2009.

20	Q3 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d) International Financial Reporting Standards

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The Company is in the process of evaluating the impact on the Company’s Consolidated Financial Statements.

3. ACQUISITIONS

Corporate Acquisition

GHP Exploration (West Gharib) Ltd.

On February 5, 2008, TransGlobe acquired all of the common shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for cash consideration of $44.1 million, net of cash acquired. The results of GHP’s operations have been included in the consolidated financial statements since that date. GHP holds a 30% interest in the West Gharib Concession area in Egypt. TransGlobe funded the acquisition from bank debt of $40.0 million and cash on hand.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$44,095
Transaction costs	99
$44,194

Allocation of purchase price (000s)
Property and equipment	$36,602
Goodwill	3,602
Working capital, net of cash acquired	3,990
$44,194

The above allocation of the purchase price is final and reflects the post-closing adjustments settled in the three-month period ended September 30, 2008.

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the 25% financial interest in the eight non-Hana development leases on the West Gharib Concession. The total cost of the acquisition was $18.0 million, adjusted to the effective date of June 1, 2008. In addition, the Company could pay up to an additional $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases. As at December 31, 2008, no additional fees are due in 2009. The value of the net assets acquired has been assigned to property and equipment. Following this property acquisition, TransGlobe holds 100% working interest in the West Gharib Concession in Egypt.

4. PROPERTY AND EQUIPMENT

The Company capitalized overhead costs relating to exploration and development activities during the three and nine months ended September 30, 2009 of $0.5 million and $1.7 million in Egypt, respectively, (2008 - $0.4 million and $0.8 million, respectively) and $0.02 million and $0.2 million in Yemen, respectively, (2008 - $0.2 million and $0.2 million, respectively).

Unproven property costs excluded from the costs subject to depletion and depreciation for the three months ended September 30, 2009 totalled $9.9 million in Egypt (2008 - $9.9 million) and $10.6 million in Yemen (2008 - $6.8 million).

Future development costs for proved reserves included in the depletion and depreciation calculations for the three months ended September 30, 2009 totalled $1.9 million in Egypt (2008 - $1.9 million) and $10.9 million in Yemen (2008 - $6.9 million).

5. DISCONTINUED OPERATIONS

On April 30, 2008, the Company sold its Canadian oil and natural gas interests for C$56.7 million, subject to normal closing adjustments. The Canadian operations have been accounted for as discontinued operations in accordance with Canadian GAAP. Results of the Canadian operations have been included in the financial statements up to the closing date of the sale (the date control was transferred to the purchaser). The Company used the cash proceeds from the sale and cash on hand to repay $55.0 million of debt.

Discontinued operations as at September 30, 2009 included property and equipment of $0.3 million and current liabilities of $0.1 million. Discontinued operations at December 31, 2008 included current assets of $0.5 million, property and equipment of $0.3 million, and current liabilities of $0.3 million.

Q3 2009	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000s)	2009	2008	2009	2008
Revenue
Oil and gas sales, net of royalties and other	$-	$-	$-	$8,655

Expenses
Operating	-	-	-	2,302
Depletion, depreciation and accretion	-	-	-	2,678
	-	-	-	4,980
Gain on disposition, net of tax	-	3	-	4,435
Income from discontinued operations before taxes	-	3	-	8,110
Future income tax recovery	-	-	-	82

Net income from discontinued operations	$-	$3	$-	$8,192

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the nine months ended September 30, 2008 of $0.4 million. Unproven property costs of $1.8 million were excluded from the costs subject to depletion and depreciation for 2008. Depletion, depreciation and accretion was not recorded while the assets were classified as held for sale.

6. GOODWILL

Changes in the carrying amount of the Company’s goodwill, arising from acquisitions, are as follows:

	Nine Months Ended	Year Ended
(000s)	September 30, 2009	December 31, 2008
Balance, beginning of period	$8,180	$4,313
Changes during the period	-	3,867

Balance, end of period	$8,180	$8,180

7. LONG-TERM DEBT

	As at	As at
(000s)	September 30, 2009	December 31, 2008
Revolving Credit Agreement	$53,000	$58,000
Unamortized transaction costs	(314)	(770)
	52,686	57,230

Current portion of long-term debt	52,686	-
	$-	$57,230

As at September 30, 2009, the Company has a $60.0 million Revolving Credit Agreement of which $53.0 million is drawn. The Revolving Credit Agreement expires on September 25, 2010 and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bears interest at the Eurodollar Rate plus three percent. During the three and nine months ended September 30, 2009, the average effective interest rate was 4.3% and 4.4%, respectively (2008 – 6.3% and 7.2%, respectively). In the three and nine months ended September 30, 2009, the Company incurred $Nil million and $Nil million, respectively (2008 - $0.2 million and $1.3 million, respectively), in fees to draw on its Revolving Credit Agreement.

The future debt payments on long-term debt, as of September 30, 2009, are as follows:

(000s)
2009	$-
2010 (due September 25, 2010)	53,000

8. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

22	Q3 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issued

	Nine Months Ended		Year Ended
	September 30, 2009		December 31, 2008
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of period	59,500	$50,532	59,627	$50,128
Share issuance	5,798	16,312	-	-
Stock options exercised	30	80	173	512
Stock options surrendered for cash payments	-	(13)	-	(256)
Stock-based compensation on exercise	-	153	-	403
Repurchase of common shares	-	-	(300)	(255)
Share issue costs	-	(1,203)	-	-

Balance, end of period	65,328	$65,861	59,500	$50,532

In the first quarter of 2009, the Company issued 5,798,000 common shares at C$3.45 per common share for gross proceeds of C$20.0 million (net C$18.5 million).

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and will terminate September 6, 2010. During the three and nine months ended September 30, 2009, the Company did not repurchase any common shares. During the year ended December 31, 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 (US$3.66) per share. The excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings during the year.

9. STOCK OPTION PLAN

Stock options

	Nine Months Ended		Year Ended
	September 30, 2009		December 31, 2008
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,600	4.20	2,936	4.78
Granted	656	3.36	3,457	3.77
Exercised for common shares	(30)	3.26	(173)	2.98
Surrendered for cash payments	(80)	3.26	(150)	3.40
Forfeited/expired	(620)	3.81	(470)	5.33

Options outstanding, end of period	5,526	4.12	5,600	4.20

Options exercisable, end of period	1,690	5.34	1,758	4.94

Stock-based compensation

Stock-based compensation expense of $0.5 million and $1.5 million has been recorded in the Consolidated Statements of Income (Loss) and Retained Earnings for the three and nine months ended September 30, 2009, respectively (2008 - $0.5 million and $1.2 million, respectively). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during 2009 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (C$)	1.22
Risk-free interest rate (percent)	2.57
Expected volatility (percent)	44.15
Expected dividend yield (percent)	0
Expected forfeiture rate (non-executive employees) (percent)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	0%/10%/20%/30%/40%

Options granted vest annually over a three year period and expire five years after the grant date.

10. CONTRIBUTED SURPLUS

	Nine Months Ended	Year Ended
(000s)	September 30, 2009	December 31, 2008
Contributed surplus, beginning of period	$4,893	$3,562
Stock-based compensation expense	1,493	1,734
Transfer to common shares on exercise of options	(153)	(403)

Contributed surplus, end of period	$6,233	$4,893

Q3 2009	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

	Nine Months Ended	Year Ended
(000s)	September 30, 2009	December 31, 2008
Accumulated other comprehensive income, beginning of
period	$10,880	$11,766
Other comprehensive income (loss):
Foreign currency translation adjustment	-	(886)

Accumulated other comprehensive income, end of period	$10,880	$10,880

12. PER SHARE AMOUNTS

In calculating the net (loss) income per share, net (loss) income from continuing operations per share and net income from discontinued operations per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000s)	2009	2008	2009	2008
Weighted average number of shares outstanding	65,328	59,784	64,135	59,757
Dilutive effect of stock options	-	987	-	867

Weighted average number of diluted shares
outstanding	65,328	60,771	64,135	60,624

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and nine month periods ended September 30, 2009, the Company excluded all stock options outstanding because there was a net loss in the periods then ended. In calculating the weighted average number of diluted common shares outstanding for the three and nine month periods ended September 30, 2008, the Company excluded 3,247,000 and 2,556,700 options, respectively, because their exercise price was greater than the period average common share market price in the period.

13. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the net income or loss (including net income or loss from discontinued operations) before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts.

The Company defines and computes its capital as follows:

	As at	As at
(000s)	September 30, 2009	December 31, 2008

Shareholders’ equity	$160,471	$154,735
Long-term debt, including the current portion	52,686	57,230
Cash and cash equivalents	(14,804)	(7,634)

Total capital	$198,353	$204,331

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	September 30, 2009	December 31, 2008
Long-term debt, including the current portion	$52,686	$57,230

Cash flow from operating activities	$35,457	$57,793
Changes in non-cash working capital	6,038	1,474
Funds flow from operations	$41,495	$59,267

Ratio	1.3	1.0

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

24	Q3 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is also subject to financial covenants in its revolving credit agreement. The key financial covenants are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized derivative losses on commodity contracts and stock based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at September 30, 2009.

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities
The Company has classified its cash and cash equivalents as assets held for trading and its derivative commodity contracts as financial assets or liabilities held for trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, liabilities of discontinued operations, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	September 30, 2009
Classification (000s)	Carrying Value	Fair Value
Financial assets held-for-trading	$14,804	$14,804
Loans and receivables	37,451	37,451
Financial liabilities held-for-trading	912	912
Other liabilities	67,502	67,816

Credit Risk
Credit risk is the risk of loss if the counter parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations, and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit and an insurance program on a portion of the receivable balance. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables from continuing operations are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at September 30, 2009
Neither impaired nor past due	$12,562
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	4,059
31-60 days	4,948
61-90 days	7,919
Over 90 days	7,963

In Egypt, the Company sold all of its 2009 production to one purchaser. In Yemen, the Company sold all of its 2009 Block 32 production to one purchaser and all of its 2009 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding at September 30, 2009:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
October 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
October 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
October 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$40.00-$55.00
October 1, 2009-December 31, 2009	10,000 Bbls/month	Financial Floor	$60.00
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
January 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00

Q3 2009	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would increase the net loss, for the three and nine months ended September 30, 2009, by $2.1 million. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would decrease the net loss, for the three and nine months ended September 30, 2009, by $0.03 million.

b) Foreign Currency Exchange Risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net loss for the three and nine months ended September 30, 2009, of approximately $0.3 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase the net loss by said amount for the same periods. The Company does not utilize derivative instruments to manage this risk.

c) Interest Rate Risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2009 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the three and nine months ended September 30, 2009, by $0.1 million and $0.4 million, respectively. The effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the three and nine months ended September 30, 2009, by $0.1 million and $0.4 million, respectively.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at September 30, 2009:

(000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$14,816	$14,816	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	53,000	53,000	-	-	-
Office and equipment leases	No	1,371	601	770	-	-
Minimum work commitments[3]	No	11,670	1,400	4,970	5,300	-
Total		$80,857	$69,817	$5,740	$5,300	$-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at September 30, 2009 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs. In addition, the Company raised gross proceeds of $16.3 million in the first quarter of 2009 through a share issuance.

The existing banking arrangements at September 30, 2009 consist of a Revolving Credit Facility of $60.0 million of which $53.0 million is drawn. The Company is currently reviewing options to refinance the Revolving Credit Agreement.

The table below shows cash outflow for financial derivative instruments based on forward-curve prices for Dated Brent oil of $67.39/Bbl at September 30, 2009:

(000s)
Less than 1 year	$912
1-3 years	-

15. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 14).

Pursuant to the East Hoshia Development Lease in Egypt, the Company has completed its commitment to drilling three exploration wells and incurred expenses in excess of its $4.0 million production guarantee. Subject to final government approval (pending), the East Hoshia Development Lease is scheduled for a continuation review prior to November 30, 2010, at which time non-productive lands could be relinquished.

26	Q3 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the Concession Agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment of two exploration wells in the second exploration extension. The second 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the Production Sharing Agreement (“PSA”) for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.7 million to TransGlobe) during the second exploration period. The second 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.1 million ($1.4 million to TransGlobe) for the signature bonus and a $16.0 million ($5.3 million to TransGlobe) first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence if the PSA is finalized and ratified by the government of Yemen.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Q3 2009	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SEGMENTED INFORMATION

	Egypt		Yemen		Total
	Nine Months Ended September 30
(000s)	2009	2008	2009	2008	2009	2008
Revenue
Oil sales, net of royalties and other	$44,296	$43,586	$29,721	$61,880	$74,017	$105,466
Other income	-	33	-	-	-	33

Total revenue	44,296	43,619	29,721	61,880	74,017	105,499

Segmented expenses
Operating expenses	9,695	3,951	7,683	9,525	17,378	13,476
Depletion and depreciation	33,150	16,444	7,331	9,394	40,481	25,838
Income taxes	9,658	12,929	5,308	15,628	14,966	28,557

Total segmented expenses	52,503	33,324	20,322	34,547	72,825	67,871

Segmented (loss) income	$(8,207)	$10,295	$9,399	$27,333	1,192	37,628

Non-segmented expenses
Derivative loss on commodity contracts
(Note 14a)					3,529	9,455
General and administrative					7,505	7,203
Interest on long-term debt					1,904	5,068
Depreciation					143	295
Foreign exchange (gain) loss					(940)	28
Other income					(16)	(112)

Total non-segmented expenses					12,125	21,937

Net (loss) income from continuing
operations					(10,933)	15,691
Net income from discontinued
operations (Note 5)					-	8,192

Net (loss) income					$(10,933)	$23,883

Capital expenditures
Exploration and development	$21,491	$23,157	$6,345	$6,624	$27,836	$29,781
Property acquisitions	-	18,000	-	-	-	18,000
	$21,491	$41,157	$6,345	$6,624	27,836	47,781
Corporate					169	152
Corporate acquisitions					-	36,602

Total capital expenditures					$28,005	$84,535

28	Q3 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Egypt		Yemen		Total
	Three Months Ended September 30
(000s)	2009	2008	2009	2008	2009	2008
Revenue
Oil sales, net of royalties and other	$17,755	$15,889	$10,740	$20,688	$28,495	$36,577

Segmented expenses
Operating expenses	4,241	1,914	2,730	3,174	6,971	5,088
Depletion and depreciation	11,747	5,523	2,394	3,221	14,141	8,744
Income taxes	3,874	4,290	2,287	5,461	6,161	9,751

Total segmented expenses	19,862	11,727	7,411	11,856	27,273	23,583

Segmented (loss) income	$(2,107)	$4,162	$3,329	$8,832	1,222	12,994

Non-segmented expenses
Derivative gain on commodity
contracts (Note 14a)					(152)	(14,890)
General and administrative					2,636	2,066
Interest on long-term debt					575	783
Depreciation					51	218
Foreign exchange (gain) loss					(286)	41
Other income					16	(11)

Total non-segmented expenses					2,840	(11,793)

Net (loss) income from continuing					(1,618)	24,787
operations
Net income from discontinued
operations (Note 5)					-	3

Net (loss) income					$(1,618)	$24,790

Capital expenditures
Exploration and development	$8,559	$16,644	$2,029	$2,043	$10,588	$18,687
Property acquisitions	-	18,000	-	-	-	18,000
	$8,559	$34,644	$2,029	$2,043	10,588	36,687
Corporate					11	68

Total capital expenditures					$10,599	$36,755

	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30	Dec. 31
	2009	2008	2009	2008	2009	2008
Property and equipment	$117,012	$128,672	$48,923	$49,909	$165,935	$178,581
Goodwill	8,180	8,180	-	-	8,180	8,180
Other	38,727	27,517	8,769	6,430	47,496	33,947
Segmented assets	$163,919	$164,369	$57,692	$56,339	221,611	220,708
Non-segmented assets					7,042	6,766
Discontinued operations					311	764

Total assets					$228,964	$228,238

For further information, please contact:
Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary
Tel: (403) 268-9868
Cell: (403) 472-0053
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com

Q3 2009	29